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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This Form is to be used for securities offerings made pursuant to Regulation A (17 CFR 230.251 et seq.). Careful attention should be directed to the terms, conditions and requirements of Regulation A, especially Rule 251, because the exemption is not available to all issuers or for every type of securities transaction. Further, the aggregate offering price and aggregate sales of securities in any 12-month period is strictly limited to $20 million for Tier 1 offerings and $75 million for Tier 2 offerings, including no more than $6 million offered by all selling securityholders that are affiliates of the issuer for Tier 1 offerings and $22.5 million by all selling securityholders that are affiliates of the issuer for Tier 2 offerings. Please refer to Rule 251 of Regulation A for more details.

II. Preparation, Submission and Filing of the Offering Statement.

An offering statement must be prepared by all persons seeking exemption under the provisions of Regulation A. Parts I, II and III must be addressed by all issuers. Part II, which relates to the content of the required offering circular, provides alternative formats, of which the issuer must choose one. General information regarding the preparation, format, content, and submission or filing of the offering statement is contained in Rule 252. Information regarding non-public submission of the offering statement is contained in Rule 252(d). Requirements relating to the offering circular are contained in Rules 253 and 254. The offering statement must be submitted or filed with the Securities and Exchange Commission in electronic format by means of the Com- mission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) for such submission or filing.

III. Incorporation by Reference and Cross-Referencing.

An issuer may incorporate by reference to other documents previously submitted or filed on EDGAR. Cross-referencing within the offering statement is also encouraged to avoid repetition of information. For example, you may respond to an item of this Form by providing a cross-reference to the location of the information in the financial statements, instead of repeating such information. Incorporation by reference and cross-referencing are subject to the following additional conditions:

(a) The use of incorporation by reference and cross-referencing in Part II of this Form:

(1) Is limited to the following items:

(A) Items 2-14 of Part II and Part F/S if following the Offering Circular format;

(B) Items 3-11 of Form S-1 if following the Part I of Form S-1 format; or

(C) Items 3-28, and 30 of Form S-11 if following the Part I of Form S-11 format;

(2) May only incorporate by reference previously submitted or filed financial statements if the issuer meets the following requirements:

    (A) the issuer has filed with the Commission all reports and other materials required to be filed, if any, pursuant to Rule 257 (§ 230.257) or by Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and other materials);

    (B) the issuer makes the financial statement information that is incorporated by reference pursuant to this item readily available and accessible on a website maintained by or for the issuer; and

    (C) the issuer must state that it will provide to each holder of securities, including any beneficial owner, a copy of the financial statement information that have been incorporated by reference in the offering statement upon written or oral request, at no cost to the requester, and provide the issuer's website address, including the uniform resource locator (URL) where the incorporated financial statements may be accessed.

(b)   Descriptions of where the information incorporated by reference or cross-referenced can be found must be specific and must clearly identify the relevant document and portion thereof where such information can be found. For exhibits incorporated by reference, this description must be noted in the exhibits index for each relevant exhibit. All descriptions of where information incorporated by reference can be found must be accompanied by a hyperlink to the incorporated document on EDGAR, which hyperlink need not remain active after the filing of the offering statement. Inactive hyperlinks must be updated in any amendment to the offering statement otherwise required.

(c)   Reference may not be made to any document if the portion of such document containing the pertinent information includes an incorporation by reference to another document. Incorporation by reference to documents not available on EDGAR is not permitted. Incorporating information into the financial statements from elsewhere is not permitted. Information shall not be incorporated by reference or cross-referenced in any case where such incorporation would render the statement or report incomplete, unclear, or confusing.

(d)   If any substantive modification has occurred in the text of any document incorporated by reference since such document was filed, the issuer must file with the reference a statement containing the text and date of such modification.

IV.   Supplemental Information.

The information specified below must be furnished to the Commission as supplemental information, if applicable. Supplemental information shall not be required to be filed with or deemed part of the offering statement, unless otherwise required. The information shall be returned to the issuer upon request made in writing at the time of submission, provided that the return of such information is consistent with the protection of investors and the provisions of the Freedom of Information Act [5 U.S.C. 552] and the information was not filed in electronic format.

(a)   A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the Financial Industry Regulatory Authority (FINRA).

(b)   Any engineering, management, market, or similar report referenced in the offering circular or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering. There must also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such a statement must identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class along with a statement as to the actual or proposed use and distribution of such report or memorandum.

(c)   Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement or any correspondence to the staff.

Correspondence appropriately responding to any staff comments made on the offering statement must also be furnished electronically. When applicable, such correspondence must clearly indicate where changes responsive to the staff 's comments may be found in the offering statement.

PART I—NOTIFICATION

The following information must be provided in the XML-based portion of Form 1-A available through the EDGAR portal and must be completed or updated before uploading each offering statement or amendment thereto. The format of Part I shown below may differ from the electronic version available on EDGAR. The electronic version of Part I will allow issuers to attach Part II and Part III for filing by means of EDGAR. All items must be addressed, unless otherwise indicated.

* * * * * *

⊠   No changes to the information required by Part I have occurred since the last filing of this offering statement.

ITEM 1.   Issuer Information

Exact name of issuer as specified in the issuer's charter: Azotto Technology, LLC

Jurisdiction of incorporation/organization: Texas

Year of incorporation: 2023

CIK: 0001994005

Primary Standard Industrial Classification Code: 454110 - Electronic Shopping and Mail-Order Houses

I.R.S. Employer Identification Number: 92-3268248

Total number of full-time employees: 2

Total number of part-time employees: 1

Contact Information

Address of Principal Executive Offices: 3400 14th St., Plano, TX 75074

Telephone: (469) 734-7400

Provide the following information for the person the Securities and Exchange Commission's staff should call in connection with any pre-qualification review of the offering statement:

Name: Jeffrey C. O'Brien, Esq.

Address: c/o Chestnut Cambronne PA, 100 Washington Ave. S., Suite 1700, Minneapolis, Minnesota 55401

Telephone: (612) 336-1298

Provide up to two email addresses to which the Securities and Exchange Commission's staff may send any comment letters relating to the offering statement. After qualification of the offering statement, such e-mail addresses are not required to remain active: jobrien@chestnutcambronne.com, azotto.technology@gmail.com

Financial Statements

Industry Group (select one): ☐ Banking   ☐ Insurance   ☒ Other

Use the financial statements for the most recent fiscal period contained in this offering statement to provide the following information about the issuer. The following table does not include all of the line items from the financial statements. Long Term Debt would include notes payable, bonds, mortgages, and similar obligations. To determine "Total Revenues" for all companies selecting "Other" for their industry group, refer to Article 5-03(b)(1) of Regulation S-X. For companies selecting "Insurance," refer to Article 7-04 of Regulation S-X for calculation of "Total Revenues" and paragraphs 5 and 7(a) for "Costs and Expenses Applicable to Revenues".

[If "Other" is selected, display the following options in the Financial Statements table:]

Balance Sheet Information

Cash and Cash Equivalents:	0.00
Investment Securities:	0.00
Accounts and Notes Receivable:	0.00
Property, Plant and Equipment (PP&E):	0.00
Total Assets:	0.00
Accounts Payable and Accrued Liabilities:	0.00
Long Term Debt:	0.00
Total Liabilities:	0.00
Total Stockholders' Equity:	0.00
Total Liabilities and Equity:	0.00

Statement of Comprehensive Income Information

Total Revenues:	0.00
Costs and Expenses Applicable to Revenues:	0.00
Depreciation and Amortization:	0.00
Net Income:	0.00
Earnings Per Share – Basic:	0.00
Earnings Per Share – Diluted:	0.00

[If "Banking" is selected, display the following options in the Financial Statements table:]

Balance Sheet Information

Cash and Cash Equivalents:	N/A
Loans:	_____
Property and Equipment:	_____
Total Assets:	_____
Accounts Payable and Accrued Liabilities:	_____
Deposits:	_____
Long Term Debt:	_____

Total Liabilities: _____
Total Stockholders' Equity: _____
Total Liabilities and Equity: _____

Statement of Comprehensive Income Information

Total Interest Income: N/A
Total Interest Expense: _____
Depreciation and Amortization: _____
Net Income: _____
Earnings Per Share – Basic: _____
Earnings Per Share – Diluted: _____

[If "Insurance" is selected, display the following options in the Financial Statements table:]

Balance Sheet Information

Cash and Cash Equivalents: N/A
Total Investments: _____
Accounts and Notes Receivable: _____
Property and Equipment: _____
Total Assets: _____
Accounts Payable and Accrued Liabilities: _____
Policy Liabilities and Accruals: _____
Long Term Debt: _____
Total Liabilities: _____
Total Stockholders' Equity: _____
Total Liabilities and Equity: _____

Statement of Comprehensive Income Information

Total Revenues: N/A
Costs and Expenses Applicable to Revenues: _____
Depreciation and Amortization: _____
Net Income: _____
Earnings Per Share – Basic: _____
Earnings Per Share – Diluted: _____

[End of section that varies based on the selection of Industry Group]

Name of Auditor (if any): N/A

Outstanding Securities

	Name of Class (if any)	Units Outstanding	CUSIP (if any)	Name of Trading Center or Quotation Medium (if any)
Common Equity		100	N/A	N/A
Preferred Equity		0	N/A	N/A

Debt Securities	0	N/A	N/A

ITEM 2. Issuer Eligibility

☒Check this box to certify that all of the following statements are true for the issuer(s):

- Organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia.

- Principal place of business is in the United States or Canada.

- Not a development stage company that either (a) has no specific business plan or purpose, or (b) has indicated that its business plan is to merge with an unidentified company or companies.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not issuing fractional undivided interests in oil or gas rights, or a similar interest in other mineral rights.

- Not issuing asset-backed securities as defined in Item 1101(c) of Regulation AB.

- Not, and has not been, subject to any order of the Commission entered pursuant to Section 12(j) of the Exchange Act (15 U.S.C. 78l(j)) within five years before the filing of this offering statement.

- Has filed with the Commission all the reports it was required to file, if any, pursuant to Rule 257 during the two years immediately before the filing of the offering statement (or for such a shorter period that the issuer was required to file such reports).

ITEM 3. Application of Rule 262

☒Check this box to certify that, as of the time of this filing, each person described in Rule 262 of Regulation A is either not disqualified under that rule or is disqualified but has received a waiver of such disqualification.

☐Check this box if "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement.

ITEM 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

Check the appropriate box to indicate whether you are conducting a Tier 1 or Tier 2 offering:

☐Tier 1   ☒Tier 2

Check the appropriate box to indicate whether the annual financial statements have been audited:

☒Unaudited   ☐Audited

Types of Securities Offered in this Offering Statement (select all that apply):

☐Equity (common or preferred stock)
☐Debt

☐Option, warrant or other right to acquire another security
☐Security to be acquired upon exercise of option, warrant or other right to acquire security
☐Tenant-in-common securities
☒Other (describe): Utility Tokens

Does the issuer intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3)?

☐Yes   ☒No

Does the issuer intend this offering to last more than one year?

☒Yes   ☐No

Does the issuer intend to price this offering after qualification pursuant to Rule 253(b)?

☐Yes   ☒No

Will the issuer be conducting a best efforts offering?

☒Yes   ☐No

Has the issuer used solicitation of interest communications in connection with the proposed offering?

☐Yes   ☒No

Does the proposed offering involve the resale of securities by affiliates of the issuer?

☐Yes   ☒No

Number of securities offered: None

Number of securities of that class already outstanding: None

The information called for by this item below may be omitted if undetermined at the time of filing or submission, except that if a price range has been included in the offering statement, the midpoint of that range must be used to respond. Please refer to Rule 251(a) for the definition of "aggregate offering price" or "aggregate sales" as used in this item. Please leave the field blank if undetermined at this time and include a zero if a particular item is not applicable to the offering.

Price per security: $ 0.05

The portion of the aggregate offering price attributable to securities being offered on behalf of the issuer:
$ 50,000,000.00

The portion of the aggregate offering price attributable to securities being offered on behalf of selling security- holders:
$ 0

The portion of aggregate offering attributable to all the securities of the issuer sold pursuant to a qualified offering statement within the 12 months before the qualification of this offering statement:
$ 0

The estimated portion of aggregate sales attributable to securities that may be sold pursuant to any other qualified offering statement concurrently with securities being sold under this offering statement:
$ 0

Total: $ 50,000,000.00 (the sum of the aggregate offering price and aggregate sales in the four preceding paragraphs).

Anticipated fees in connection with this offering and names of service providers:

	Name of Service Provider	Fees
Underwriters:	N/A	$ 0
Sales Commissions:	N/A	$ 0
Finders' Fees:	N/A	$ 0
Audit:	N/A	$ 0
Legal:	Chestnut Cambronne PA	$ 10,000.00
Promoters:	N/A	$ 0
Blue Sky Compliance:	N/A	$ 0

CRD Number of any broker or dealer listed: N/A
Estimated net proceeds to the issuer: $38,000,000.00

Clarification of responses (if necessary): Assuming that the maximum amount of securities are sold pursuant to this Offering.

ITEM 5.   Jurisdictions in Which Securities are to be Offered

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☒None

Same as the jurisdictions in which the issuer intends to offer the securities.

[List will include all U.S. and Canadian jurisdictions, with an option to add and remove them individually, add all and remove all.]

ITEM 6.   Unregistered Securities Issued or Sold Within One Year

☒None

As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year before the filing of this Form 1-A, state:

    (a)   Name of such issuer.

    (b)   (1)   Title of securities issued

(2)   Total amount of such securities issued

(3)   Amount of such securities sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of the issuer of such securities, or was an underwriter of any securities of such issuer

(c)   (1) Aggregate consideration for which the securities were issued and basis for computing the amount thereof. _____

(2) Aggregate consideration for which the securities listed in (b)(3) of this item (if any) were issued and the basis for computing the amount thereof (if different from the basis described in (c)(1)).

(d)   Indicate the section of the Securities Act or Commission rule or regulation relied upon for ex- emption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:
_____
_____

PART II —OFFERING CIRCULAR

See following pages. The remainder of this page intentionally left blank.



Azotto Technology, LLC
(the "Company")
a Texas Limited Liability Company

Financial Statements with Independent Auditor's Report

Inception to September 30, 2023

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Azotto Technology, LLC Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position from its inception to September 30, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company from its inception to September 30, 2023 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern:

As discussed in Note 9, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 4, 2023

AZOTTO TECHNOLOGY, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Financial Statements

	Period Ended September 30,	Year Ended December 31,
	2023	2022
ASSETS		
Cash and Cash Equivalents	-	-
Total Current Assets	-	-
Other	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	-	-
Member Loan	6,700	-
Other Liabilities	-	-
Total Current Liabilities	6,700	-
Notes Payable	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	6,700	-
EQUITY		
Member Capital	-	-
Accumulated Deficit	(6,700)	-
Total Equity	(6,700)	-
TOTAL LIABILITIES AND EQUITY	-	-

AZOTTO TECHNOLOGY, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Financial Statements

	Period Ended September 30,	Year Ended December 31,
	2023	**2022**
Revenue	-	-
Cost of Good Sold	-	-
Gross Profit	-	-
General and Administrative	6,700	-
Payroll Expenses	-	-
Total Operating Expenses	6,700	-
Operating Income (loss)	(6,700)	-
Other	-	-
Total Other Income	-	-
Other	-	-
Total Other Expense	-	-
Earnings Before Income Taxes	(6,700)	-
Net Income (loss)	(6,700)	-

AZOTTO TECHNOLOGY, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Financial Statements

	Period Ended September 30,	Year Ended December 31,
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(6,700)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Shareholder Payable	6,700	
Other	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	6,700	-
Net Cash provided by (used in) Operating Activities	-	-
INVESTING ACTIVITIES		
Equipment	-	-
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	-	-
Net Cash provided by (used in) Financing Activities	-	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

AZOTTO TECHNOLOGY, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Financial Statements

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2022	-	-	-	-
Capital Contributions	-	-	-	-
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	-	-
Ending Balance 12/31/2022	-	-	-	-
Capital Contributions	-	-	-	-
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(6,700)	(6,700)
Prior Period Adjustment	-	-	-	-
Ending Balance 9/30/2023	-	-	(6,700)	(6,700)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Azotto Technology, LLC ("the Company") was formed in Texas on March 24, 2023. The company plans to earn revenue using a marketplace platform leveraging technologies, such as AI/ML, and Blockchain and transferring from web2 to web3. The company's headquarters is in Plano, Texas. The company's customers will be located in the United States.

The Company will conduct an equity crowdfunding campaign under Regulation A+ in 2023 - 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Its fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of costs for financial projections, legal and accounting fees, and filing fees.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has one loan to one owner, as a result of general and administrative expenses paid by the owner on behalf of the Company. The loan is non-interest bearing and is payable on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or long term liabilities.

NOTE 6 – EQUITY

The Company shall have a single class of membership interests. No member shall have the right to withdraw all or any part of its capital contribution or to receive any return on any portion of its capital contribution. No member shall have priority over any other similar member as to profits, losses, or distributions.

Membership interests are divided equally (33.33%) among three members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 4, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8- INITIAL COIN OFFERING

The Company will have a maximum supply of 1,000,000,000 (1BN) Azotto Utility Tokens (AZTO) that will allow token holders to earn a percentage of tokens back when they purchase products or services within the Azotto ecosystem. No new tokens will be created. The token price will be $.05 and the token type will be Ethereum Request for Comments 20 (ERC-20).

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and may continue to generate losses for the foreseeable future. Some uncertainties the company faces are:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations.
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last.
3. Financing: Over the next twelve months, the company plans to finance its operations through a crowdfunding campaign and revenue-producing activities.
4. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results.
5. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts.

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.